

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3720

September 4, 2009

R. Scott Murray
Chief Executive Officer
Stream Global Services, Inc.
20 William Street, Suite 310
Wellesley, Massachusetts 02481

>   **Re: Stream Global Services, Inc.**
>   **Definitive Information Statement on Schedule 14C**
>   **Filed September 4, 2009**
>   **File No. 001-33739**

Dear Mr. Murray:

    We have completed our review of your filing and have no further comments at this time.

>   Sincerely,
>   /s Jessica Plowgian, for
>
>   Larry Spirgel
>   Assistant Director